UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 30, 2024, Tungray Technologies Inc (the “Company”) closed on the partial exercise of the over-allotment option by US Tiger Securities Inc., the lead underwriter in connection with the Company’s firm commitment underwritten initial public offering (“IPO” and “Tiger”), to purchase an additional 103,485 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of the Company, at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $413,940, in addition to the IPO gross proceeds of $5.0 million, or combined gross proceeds in this IPO of approximately $5,413,940, before underwriting discounts and commissions and offering expenses. The Company’s Class A Ordinary Shares trade on The Nasdaq Capital Market under the trading symbol “TRSG.”

The Class A Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-270434), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on March 28, 2024. A final prospectus relating to this Offering was filed with the Commission on April 18, 2024 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

In connection with the partial exercise of the over-allotment option, the Company issued a press release announcing the closing of the over-allotment option, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024	Tungray Technologies Inc

	By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated April 30, 2024.

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